October 13, 2010

By EDGAR Transmission

Jim B. Rosenberg
Senior Assistant Chief, Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE, Room 7010
Washington, DC 20549

Re:	China Biologic Products, Inc. Form 10-K for Fiscal Year Ended December 31, 2009 File No. 001-34566

Dear Mr. Rosenberg:

On behalf of China Biologic Products, Inc. (the "Company"), we hereby submit this response to the oral comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), on September 9, 2010 and October 12, 2010, with respect to the Company's Form 10-K for the fiscal year ended December 31, 2009 (the "Form 10-K").

We understand and agree that:

a.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

b.	the Company's comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

c.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the convenience of the Staff, each of the Staff's comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to "we," "us" and "our" refer to the Company on a consolidated basis.

1.	File an amendment to the Company's annual report on Form 10-K for the fiscal year ended December 31, 2009, to reflect the Company's responses to the comments of the Staff in the letter dated June 10, 2010.

Response: We are filing an amendment to the Form 10-K, on or about the date hereof, reflecting our response to the Staff's comments in the June 10, 2010 letter, except with respect Comment 3, discussed below.

Division of Corporation Finance
October 13, 2010

2.	File a written response confirming that the Company will disclose in the Proxy Statement on Schedule 14A for the Company's 2010 general shareholder meeting, the existence of the investigation into the January 2010 allegations, the status of the investigation and the Company intention to amend the disclosure under Item 401(f), as applicable, if such allegations are proven to be true.

Response: The allegations discussed in prior Comment 3 were made after the end of the period covered in the Form 10-K. We hereby confirm that we will include the following disclosure in the Proxy Statement on Schedule 14A for our 2010 general shareholder meeting, to be filed on or before November 5, 2010:

On January 26, 2010, certain allegations of fraud and criminal activity engaged in by Mr. Tung Lam, CEO of the Company's primary operating subsidiary, Shandong Taibang, and husband to the Company's Chairwoman, Ms. Siu Ling Chan, and by Mr. Lin Ze Qing, the husband of the Company's director, Ms. Li Lin Ling, were made in an article that appeared on several online financial websites. On January 27, 2010, the Board of Directors established a special independent subcommittee comprised of the Company's independent directors, Mr. Sean Shao and Dr. Tong Jun Lin, and later augmented by Dr. Xiangmin Cui (the "Subcommittee"), to investigate the allegations and report back to the Board of Directors, and on March 1, 2010, the Subcommittee engaged O'Melveny & Myers LLP, an international law firm, to advise the Subcommittee and to assist in the investigation of the allegations. As of the date of this response, the investigation is still ongoing. If such allegations are proven to be true, we will make any necessary disclosures under Item 401(f) of Regulation S-K.

* * *

Division of Corporation Finance
October 13, 2010

If you would like to discuss any of the responses to the Staff's comments or if you would like to discuss any other matters, please contact the undersigned at (+86) 538-620-2306 or Louis A. Bevilacqua, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our U.S. securities counsel at (202) 663-8158.

Very truly yours,

CHINA BIOLOGIC PRODUCTS, INC.

By: /s/ Chao Ming Zhao
Name: Chao Ming Zhao
Title: Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq. Dawn M. Bernd-Schulz, Esq. Pillsbury Winthrop Shaw Pittman LLP 2300 N Street, N.W. Washington, D.C. 20037-1122